UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission file number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

“Arm Everywhere” Investor Conference

As previously announced on February 4, 2026 and on March 24, 2026, Arm Holdings plc (the “Company”) hosted its ‘Arm Everywhere’ event, during which management provided an update on the Company’s business.

During the event, the Company’s Chief Financial Officer, Jason Child, reaffirmed the Company’s fourth quarter 2026 guidance, which was previously provided in the Company’s third quarter fiscal year 2026 earnings release issued on February 4, 2026, as well as provided certain long-range financial expectations. This guidance reflects the Company’s current expectations as of the date of this report.

A replay of Mr. Child’s presentation and the presentation materials will be available on the Company’s website at www.arm.com/company/arm-everywhere.

The information contained in this report on Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: March 24, 2026	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)